UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-34688
CUSIP NUMBER 88034G208

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tengion, Inc.
Full Name of Registrant

Former Name if Applicable

3929 Westpoint Blvd., Suite G
Address of Principal Executive Office (Street and Number)

Winston-Salem, NC 27103
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tengion, Inc. (the “Company”) is delaying the filing of its Quarterly Report on Form 10-Q for the Quarter ended September 30, 2013 while it assesses issues associated with its recent determination that certain prior issuances of common stock and warrants to purchase common stock that were made in February, April, July and October of 2013 (each, an “Issuance” and collectively, the “Issuances”) to satisfy interest obligations under Senior Secured Convertible Notes issued by the Company in June of 2013 (the “2013 Notes”) and in October of 2012 (the “2012 Notes”) should have been evaluated as triggers for anti-dilution adjustments in the Dilutive Securities (as defined below).  The Company has determined that these Issuances were potential triggers for adjustments under: (i) Warrants issued by the Company in March of 2011 the (“2011 Warrants”), (ii) the 2012 Notes and Warrants issued to purchasers of the 2012 Notes (the “2012 Notes and Warrants”), (iii) the 2013 Notes and Warrants issued to purchasers of the 2013 Notes and (iv) Warrants issued to Celgene Corporation in June of 2013 (collectively, the "Dilutive Securities").

As a result of the failure to calculate the appropriate anti-dilution adjustments for the 2011 Warrants and the 2012 Notes and Warrants, the Company's Quarterly Report on Form 10-Q for the Quarter ended June 30, 2013 (the “June 30 10-Q”) contained an error in the disclosure of the (i) potential shares of common stock issuable upon the exercise or conversion of Dilutive Securities and (ii) exercise or conversion price per share for each of the Dilutive Securities.  The corrected and original disclosure is included in the table below

	June 30, 2013 (corrected)		June 30, 2013 (as originally disclosed)

	Shares	Wtd Avg Exercise Price / Conversion Price	Shares	Wtd Avg Exercise Price / Conversion Price
Common Stock	3,386,458	NA	3,386,458	NA

Shares of Common Stock Issuable Upon Exercise of Stock Options	232,046	$12.33	232,046	$12.33

Shares of Common Stock Issuable Upon Exercise of Warrants
2011 Warrants	28,245,982	$1.06	27,218,851	$1.01
2012 Warrants	60,973,081	$0.65	57,438,408	$0.69
2013 Warrants	80,765,220	$0.69	80,765,220	$0.69
2013 Warrants-Celgene	22,277,228	$1.01	22,277,228	$1.01
Other warrants	18,514	$158.81	18,514	$158.81
	192,280,025		187,718,221
Shares of Common Stock Issuable Upon Conversion of Notes
2012 Financing-Notes	23,085,002	$0.65	21,746,741	$0.69
2013 Financing-Notes	26,921,741	$0.69	26,921,741	$0.69
	50,006,743		48,668,482

Total Fully Diluted Shares	245,905,272		240,005,207

In the June 30 10-Q, the Company disclosed an adjustment made on April 6, 2013 to the 2012 Notes and Warrants, which adjustment triggered an adjustment to the 2011 Warrants. After properly evaluating the Issuance on April 2, 2013, the event originally triggering the adjustments made on April 6, 2013 was no longer a trigger for making an anti-dilution adjustment to the 2012 Notes and Warrants or the 2011 Warrants.

The July 1, 2013 Issuance triggered anti-dilution adjustments to the Dilutive Securities.  The impact of the July 1, 2013 Issuance and resultant anti-dilution adjustments to the (i) total number of fully diluted shares and (ii) relative ownership percentages of fully diluted shares held by holders of various securities is shown in the table below.  The October 1, 2013 Issuance was not dilutive and, therefore, did not trigger any anti-dilution adjustments to the Dilutive Securities.

	September 30, 2013 (includes July 1, 2013 Issuance and Resulting Anti-dilution Adjustments)			June 30, 2013 (corrected)

	Shares	Ownership Percentage of Fully Diluted Shares	Wtd Avg Exercise Price / Conversion Price	Shares	Ownership Percentage of Fully Diluted Shares	Wtd Avg Exercise Price/ Conversion Price
Common Stock	4,420,497	0.8%	NA	3,386,458	1.4%	NA

Shares of Common Stock Issuable Upon Exercise of Stock Options	231,575	0.0%	$12.33	232,046	0.1%	$12.33

Shares of Common Stock Issuable Upon Exercise of Warrants
2011 Warrants	74,761,856	12.4%	$0.40	28,245,982	11.5%	$1.06
2012 Warrants	136,663,804	22.7%	$0.29	60,973,081	24.8%	$0.65
2013 Warrants	192,165,525	31.9%	$0.29	80,765,220	32.8%	$0.69
2013 Warrants-Celgene	77,586,207	12.9%	$0.29	22,277,228	9.1%	$1.01
Interest Warrants	537,837	0.1%	$0.001	-	-	-
Other warrants	18,514	0.0%	$158.81	18,514	0.0%	$158.81
	481,733,743	80.0%		192,280,025	78.2%
Shares of Common Stock Issuable Upon Conversion of Notes
2012 Financing-Notes	51,535,546	8.6%	$0.29	23,085,002	9.4%	$0.65
2013 Financing-Notes	64,055,175	10.6%	$0.29	26,921,741	10.9%	$0.69
	115,590,721	19.2%		50,006,743	20.3%
Total Fully Diluted Shares	601,976,536	100.0%		245,905,272	100.0%

The Company accounts for conversion options on the 2012 Notes and 2013 Notes (the “Conversion Options”) in accordance with ASC 815, Derivatives and Hedging (“ACS 815”). Under this accounting guidance, the Company is required to bifurcate the embedded derivative from the host instrument and account for it as a derivative financial instrument. These Conversion Options are classified with debt on the balance sheet and remeasured to fair value at each reporting date, with any changes in fair value being recorded on the Statement of Operations and Comprehensive Loss.

At the time of the issuance of the 2012 Notes, the Company granted the holders of the 2012 Notes the right to require the Company to sell to such holders up to an additional $20 million in securities on the same terms as the 2012 Notes and the 2012 Warrants (the “Call Option”).  The Company also accounted for the Call Option issued in connection with the 2012 Financing in accordance with ASC 815, as this instrument was considered a free-standing financial instrument that meets the criteria of a derivative under the guidance. The change in fair value as of each reporting date was recorded on the Statement of Operations and Comprehensive Loss. The Company recorded a derivative liability for the Call Option at the time of issuance. The Call Option was exercised by the holders of the 2012 Notes on June 28, 2013 before the expiration date of June 30, 2013.

The fair value of the Dilutive Securities, the Conversion Options, and the Call Option (collectively, the "Fair Value Securities") as of their respective dates of issuance and as of each quarter-end date starting September 30, 2012 was determined using a risk-neutral framework within a Monte Carlo analysis. The valuation of the Fair Value Securities is subjective and is affected by changes in inputs to the valuation model including the assumptions regarding the aggregate value of the Company’s debt and equity instruments; assumptions regarding the expected amounts and dates of future debt and equity financing activities; assumptions regarding the likelihood and timing of Fundamental Transactions or Major Transactions (as defined in the agreements); the historical and prospective volatility in the value of the company’s debt and equity instruments; risk-free rates based on U.S. Treasury security yields; and the Company’s dividend yield.

The Company has determined that the valuation model utilized to value the Fair Value Securities as of their respective dates of issuance and as of each quarter-end date starting September 30, 2012 should have included a feature to potentially adjust the conversion and exercise prices on a quarterly basis given the Company’s intent to issue shares of common stock to make its quarterly interest payments to holders of the 2012 Notes and the 2013 Notes.  In addition, for the valuation of the Fair Value Securities as of their respective dates of issuance and as of March 31, 2013 and June 30, 2013, the valuation model should have incorporated the (i) the corrected number of shares of common stock issuable upon the exercise or conversion of the Dilutive Securities, as adjusted for the Issuances (including resultant anti-dilution adjustments) on April 2, 2013, and July 1, 2013 respectively, and (ii) the corrected exercise or conversion price per share for each of the Dilutive Securities, as adjusted for the Issuances (including resultant anti-dilution adjustments) on April 2, 2013, and July 1, 2013 respectively.

The Company has not completed its revaluations of the Fair Value Securities and, accordingly, does not currently know if the recalculated values of the Fair Value Securities as of their respective dates of issuance and as of each quarter-end date starting September 30, 2012 will result in materially different values than those reported in each Quarterly Report on Form 10-Q and Annual Report on Form 10-K filed starting September 30, 2012 (the “Prior SEC Filings”).  The Company intends to file its Quarterly Report on Form 10-Q for the Quarter ended September 30, 2013 and any necessary amendments to Prior SEC Filings promptly after such revaluations is completed.

Any adjustments required to Prior SEC Filings would be of a non-cash nature.  As of September 30, 2013, the Company had cash and cash equivalents of $27.5 million.  Based upon our current expected level of operating expenditures and debt repayment, and assuming we are not required to settle any outstanding warrants in cash or redeem, or pay cash interest on, any of our convertible notes, we expect to be able to fund operations at least through 2014.

Forward-Looking Statements

Any statements herein or otherwise made in writing or orally by us with regard to our expectations as to financial results and other aspects of our business may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to our future plans, objectives, expectations and intentions and may be identified by words like “intends,” “would be,” or “expect,” and similar expressions. These forward-looking statements may include, but are not limited to, statements concerning our estimates regarding expenses, future revenues, capital requirements and needs for additional financing and other risks and uncertainties, including those under the heading “Risk Factors” in Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 31, 2012, as well as in other documents filed by us with the SEC.

Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, the forward-looking statements contained in this document are neither promises nor guarantees. Our business is subject to significant risks and uncertainties and there can be no assurance that our actual results will not differ materially from our expectations. Factors which could cause actual results to differ materially from our expectations set forth in our forward-looking statements are set forth in the section entitled “Risk Factors” in Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 31, 2012, as well as in other documents filed by us with the SEC.

The forward-looking statements made in this document are made only as of the date hereof and we do not intend to update any of these factors or to publicly announce the results of any revisions to any of our forward-looking statements other than as required under the federal securities laws.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	A. Brian Davis	336	201-0155
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No
	Current Report on Form 8-K filed May 31, 2013

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Tengion, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2013	By	/s/ A. Brian Davis
A. Brian Davis
Chief Financial Officer and Senior Vice President, Finance